

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-mail
Mr. David A. Lorber
Managing Member
FrontFour Capital Group LLC
68 Southfield Avenue
Two Stamford Landing, Suite 290
Stamford, CT 06902

Mr. Jeffry N. Quinn
Chairman and Chief Executive Officer
Quinpario Partners LLC
12935 N. Forty Drive, Suite 201
St. Louis, MO 63141

> **Re: Ferro Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on February 20, 2013 by FrontFour Capital Group LLC, Quinpario**
> **Partners LLC et al.**
> **File No. 001-00584**

Dear Mr. Lorber and Mr. Quinn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background to Solicitation, page 4

1. We understand that Mr. Quinn may have been a candidate for the position of chief executive officer of the company in the relevant time period. If so, please disclose all material facts regarding this candidacy.

We believe the Company must take immediate steps, page 7

2.    You describe the company's solar and pharmaceuticals business as "an ill-advised foray."
      We understand that the company has been active in these sectors for decades.  Please
      revise your disclosure accordingly, or advise.  Please also support the implication that the
      company's entry into these sectors was imprudent at the time.

Ownership Percentage, page 10

3.  You state that the participants collectively own more than 18 times the number of shares
    owned outright by the entire board of directors of the company.  Please modify this
    statement to note that you are comparing current ownership figures of the participants to
    ownership figures for the board of directors that are more than a year old.  While we are
    aware that Mr. Kirsch is no longer employed by the company, please advise, with a view
    towards revised disclosure, why you have omitted his holdings as of December 5, 2011
    from this comparison.

4.    Please confirm that you are comparing shares held outright by the directors to shares held
      outright by the participants.  If the participants own any shares otherwise than through
      outright ownership, please disclose the number of shares and the method of ownership.
      Please also disclose how many shares each nominee owns outright.

The Nominees, page 12

5.    We note that the participants reserve the right to vote for unidentified substitute
      nominees.  Advise us, with a view toward revised disclosure, whether the participants are
      required to identify or nominate such substitute nominees in order to comply with any
      applicable company advance notice bylaw.  In addition, please confirm for us that should
      the participants lawfully identify or nominate substitute nominees before the meeting, the
      participants will file an amended proxy statement that (1) identifies the substitute
      nominees, (2) discloses whether such nominees have consented to being named in the
      revised proxy statement and to serve if elected and (3) includes the disclosure required by
      Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Discretionary Voting, page 17

6.    In contested solicitations, banks and brokers do not have the authority under NYSE rules
      to vote shares for which beneficial owners do not provide voting instructions, even for
      routine matters.  Please revise your disclosure regarding proposal 2 accordingly.

Cumulative Voting, page 17

7.      Please disclose whether you intend to request cumulative voting at the annual meeting, and state the order of priority of candidates to which you will allocate votes if cumulative voting is in effect.  If not known at this time, describe how this determination will be made.  On your form of proxy, please disclose that instructions with respect to cumulative voting can include withholding authority to cumulate votes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:      Via E-mail
        Ron S. Berenblat, Esq.
        Olshan Frome Wolosky LLP